Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CRA International, Inc.:

We consent to the use of our reports dated March 2, 2012, with respect to the consolidated balance sheets of CRA International, Inc. and subsidiaries as of December 31, 2011, January 1, 2011 and November 27, 2010, and the related consolidated statements of operations, cash flows and shareholders’ equity for the fiscal year ended December 31, 2011, the five-week period ended January 1, 2011, and for each of the fiscal years ended November 27, 2010 and November 28, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference.

/s/ KPMG LLP

Boston, Massachusetts
November 13, 2012